Exhibit (n)(2)

APPENDIX A

TO THE AMENDED AND RESTATED MULTIPLE CLASS PLAN

PURSUANT TO RULE 18f-3

Amended June 29, 2011, March 8, 2013, September 10, 2014, June 14, 2018 and September 4, 2019

BBH TRUST

Designations of Series Offering Multiple Classes of Shares

The Series of the BBH Trust having multiple classes of shares and the specific designations thereof, are as follows:

BBH Core Select	Class N Shares Retail Class Shares
BBH Partner Fund - International Equity	Class I Shares
BBH Limited Duration Fund	Class N Shares Class I Shares
BBH U.S. Government Money Market Fund	Regular Shares Institutional Shares
BBH Intermediate Municipal Bond Fund	Class N Shares Class I Shares
BBH Global Core Select	Class N Shares Retail Class Shares
BBH Income Fund	Class N Shares Class I Shares
BBH Select Series – Large Cap Fund	Class I Shares Retail Class Shares